August 31, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Attn: Lori Abbott

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	Orbital Energy Group, Inc.
Registration Statement on Form S-3
SEC File No. 333-239914

Dear Ms. Abbott:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on September 2, 2020, or as soon thereafter as is practicable.

In connection with this acceleration request, the Registrant acknowledges:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Orbital Energy Group, Inc. a Colorado corporation

By: /s/ William J. Clough
Print Name: William J. Clough, Esq.
Title: President

1924 Aldine Western, Houston, Texas 77038